Exhibit 99.1

AGREEMENT

This Agreement (this “Agreement”) is made and entered into as of May 4, 2016, by and among Sparton Corporation (the “Company”), Engine Capital, L.P., Engine Jet Capital, L.P., Engine Capital Management, LLC, Engine Investments, LLC, Arnaud Ajdler (collectively, “Engine” and each an “Engine Member”, and together with the other entities and natural persons set forth in the signature pages hereto under the heading “THE ENGINE GROUP”, the “Engine Group”), and the New Appointees (as defined below).  Each member of the Engine Group and each of the Company and the New Appointees (and any Replacement Appointee(s) (as defined below) thereof) is a “Party” to this Agreement, and collectively they are the “Parties”.

RECITALS

WHEREAS, the Engine Group is deemed to beneficially own, in the aggregate, 686,900 shares of common stock of the Company (the “Common Stock”), or approximately 7.0% of the Common Stock issued and outstanding on the date hereof;

WHEREAS, Engine is deemed to beneficially own, in the aggregate, 367,787 shares of Common Stock, or approximately 3.7% of the Common Stock issued and outstanding on the date hereof (such percentage as determined from time to time (subject to adjustment for stock splits, reverse stock splits, stock dividends or distributions, stock reclassifications and other similar adjustments) being “Engine’s Ownership Percentage”);

WHEREAS, the Company and Engine have engaged in various discussions and communications concerning the Company’s business, financial performance and strategic plans; and

WHEREAS, the Parties have determined to come to an agreement with respect to the appointment of members of the Company’s board of directors (the “Board”), certain matters related to the 2016 annual meeting of shareholders of the Company (the “2016 Annual Meeting”) and certain other matters, as provided in this Agreement.

NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound hereby, agree as follows:

1.            Board Matters; Board Appointments; 2016 Annual Meeting.

(a)          The Company agrees that, as promptly as practicable following the execution of this Agreement, the Board and all applicable committees of the Board will take all action necessary to:

(i)      expand the size of the Board to eight (8) directors;

(ii)     appoint  Alan L. Bazaar and John A. Janitz (each a “New Appointee” and collectively the “ New Appointees”), effective immediately, to fill each existing and newly created vacancy on the Board, each with a term expiring at the 2016 Annual Meeting, to hold office until his successor is elected and qualified, subject, however, to his prior resignation, removal from office or death, as applicable; and

(iii)    nominate the New Appointees for election to the Board as part of the Company’s slate of director nominees for the 2016 Annual Meeting.

(b)          The Company agrees that it will recommend, support and solicit proxies for the election of the New Appointees at the 2016 Annual Meeting in the same manner as for the Company’s other nominees standing for election to the Board at the 2016 Annual Meeting.  The Company shall use its reasonable best efforts to hold the 2016 Annual Meeting no later than November 15, 2016.

(c)           If any New Appointee or any Replacement Appointee(s) thereof is unable to serve as a director or nominee or resigns as a director prior to the expiration of the Standstill Period (as defined below) and at such time Engine’s Ownership Percentage is not less than 1% of the then outstanding Common Stock (subject to adjustment for stock splits, reverse stock splits, stock dividends or distributions, stock reclassifications and other similar adjustments) (the “Minimum Ownership Threshold”), Engine shall have the ability to recommend a replacement person(s) (any such person shall be referred to as a “Replacement Appointee”) for appointment to the Board (it being understood that any such Replacement Director who is appointed prior to the 2016 Annual Meeting will be nominated and recommended for election to the Board at the 2016 Annual Meeting in accordance with Section 1(c)), each in accordance with this Section 1(c). Any Replacement Appointee must (i) qualify as “independent” of the Company pursuant to the listing standards of the New York Stock Exchange, (ii) have the relevant business and financial experience to be a director of the Company and (iii) be independent of each member of the Engine Group. Upon the recommendation of a Replacement Appointee by Engine, the Board and any applicable committee thereof shall vote on the appointment or nomination of such Replacement Appointee, as applicable, no later than ten (10) business days after such recommendation; provided, however, that if the Board does not appoint such Replacement Appointee as recommended, the Parties shall continue to follow the procedures of this Section 1(c) until a Replacement Appointee is appointed to the Board as recommended. Upon a Replacement Appointee’s appointment to the Board, the Board and all applicable committees of the Board shall take all actions necessary to appoint such Replacement Appointee to any applicable committee of the Board of which the resigned director was a member immediately prior to such director’s resignation, subject only to such Replacement Appointee’s eligibility to serve in such capacity pursuant to applicable law and stock exchange regulations, as they may be amended from time to time.

(d)           During the period commencing with the date of this Agreement through the expiration or termination of the Standstill Period, the Board and all applicable committees of the Board shall take all actions necessary (including with respect to nominations for election at the 2016 Annual Meeting) so that the size of the Board is no more than eight (8) directors at any time, unless Engine consents in writing to enlarging the Board (which consent will not be unreasonably conditioned, withheld or delayed).

(e)           As promptly as practicable following the execution of this Agreement, the Board and all applicable committees of the Board will take all action necessary to appoint each of the New Appointees (or any Replacement Appointee(s) thereof) to the special committee of the Board (currently comprised of six (6) directors) that has been overseeing the strategic alternatives review.  Additionally, the Board and all applicable committees of the Board will take all action necessary to insure that (i) the Process Committee of the Board (currently comprised of three (3) directors), responsible for facilitating the Board’s current consideration and exploration of strategic alternatives of the Company, will include each of the New Appointees (or any Replacement Appointee(s) thereof), (ii) the Nominating/Corporate Governance Committee of the Board (currently comprised of three (3) directors) will include Alan L. Bazaar (or any Replacement Appointee(s) thereof), (iii) the Compensation Committee of the Board (currently comprised of three (3) directors) and the Audit Committee of the Board (currently comprised of three (3) directors) will each include John A. Janitz (or any Replacement Appointee(s) thereof) and (iv) any committee of the Board created during the Standstill Period will include at least one New Appointee (or any Replacement Appointee(s) thereof), subject to his or her eligibility to serve in such capacity pursuant to applicable law and stock exchange regulations, as they may be amended from time to time.

(f)           Each member of the Engine Group agrees not to, directly or indirectly (i) nominate any person for election at the 2016 Annual Meeting or at any special meeting of the Company’s shareholders called or held during the Standstill Period, (ii) submit any proposal for consideration at, or bring any other business before, the 2016 Annual Meeting or any special meeting of the Company’s shareholders called or held during the Standstill Period, or (iii) initiate, encourage or participate in any “vote no,” “withhold” or similar campaign with respect to the 2016 Annual Meeting or any special meeting of the Company’s shareholders called or held during the Standstill Period.  Each member of the Engine Group agrees not to permit any of its Affiliates or Associates to do any of the items set forth in Section 1(f)(i), Section 1(f)(ii) and Section1(f)(iii). Each member of the Engine Group agrees not to publicly or privately encourage or support any other shareholder of the Company to take any of the actions described in Section 1(f)(i), Section 1(f)(ii) and Section1(f)(iii).

(g)          At the 2016 Annual Meeting and at any special meeting of the Company’s shareholders called or held during the Standstill Period, each member of the Engine Group agrees to, and agrees to cause its Affiliates and Associates to, appear in person or by proxy and vote all shares of Common Stock beneficially owned by it or any of its Affiliates or Associates, as applicable, in favor of the election of each of the Company’s nominees for election to the Board.

(h)           Each member of the Engine Group agrees that it will cause each of its Affiliates and Associates to comply with the terms of this Agreement. As used in this Agreement, the terms “Affiliate” and “Associate” will have the respective meanings set forth in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, or the rules or regulations promulgated thereunder (the “Exchange Act”), and will include all persons or entities that at any time during the term of this Agreement become Affiliates or Associates of any person or entity referred to in this Agreement. As used in this Agreement, the term “person” will have the meaning set forth in Section 2(a) of the Securities Act of 1933, as amended, or the rules or regulations promulgated thereunder.

(i)           Additional Agreements.

(i)      If at any time Engine’s Ownership Percentage decreases to less than the Minimum Ownership Threshold, Engine will thereafter have no right to recommend any Replacement Appointees pursuant to Section 1(c). Engine shall promptly (and in any event within five (5) business days) inform the Company in writing if at any time Engine’s Ownership Percentage decreases to less than the Minimum Ownership Threshold.

(ii)     Prior to the date of this Agreement, each of the New Appointees has submitted to the Company a fully completed copy of the director and officer questionnaire and other director onboarding documentation (including an authorization form to conduct a background check) required by, and consistent with the past onboarding practices of, the Company in connection with the appointment or election of such persons to the Board.  Any Replacement Appointee will also promptly submit to the Company (A) a joinder to this Agreement executed by such Replacement Appointee pursuant to which such Replacement Appointee will be bound by the terms of, and become a Party to, this Agreement effective upon his or her appointment or election to the Board in accordance with Section 1(c) (it being understood that any Replacement Appointee will be deemed to be a member of the Engine Group for purposes of this Agreement pursuant to such joinder) and (B) a fully completed copy of the director and officer questionnaire and other director onboarding documentation (including an authorization form to conduct a background check) required by the Company in connection with the appointment or election of such person to the Board.  The New Appointees hereby represent and warrant that all of the information they have submitted to the Company in such director and officer questionnaires and other director onboarding documentation is, to the best of their knowledge, true, correct and complete in all respects.

(iii)    The Engine Group shall comply with its filing and reporting obligations under Rule 13d-1 and Rule 13d-2 under the Exchange Act with respect to the shares of Common Stock beneficially owned by the Engine Group, including the filing of any amendments to any statements on Schedule 13D filed by the Engine Group prior to the date of this Agreement.

2.            Standstill Provisions.

(a)           Subject to Section 2(b), each member of the Engine Group agrees that, from the date of this Agreement until January 1, 2017 (the “Standstill Period”), neither it nor any of its Affiliates or Associates will, and it will cause each of its Affiliates and Associates not to, directly or indirectly, in any manner:

(i)      engage in any solicitation of proxies or consents or become a “participant” in a “solicitation” as such terms are defined in Regulation 14A under the Exchange Act of proxies or consents (including, without limitation, any solicitation of consents that seeks to call a special meeting of the Company’s shareholders), in each case, with respect to securities of the Company;

(ii)     form, join or in any way participate in any “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to the Common Stock (other than a “group” that includes all or some of the members of the Engine Group); provided, however, that nothing herein will limit the ability of an Affiliate or Associate of any member of the Engine Group to join its respective “group” following the execution of this Agreement, so long as any such Affiliate or Associate agrees to be bound by the terms and conditions of this Agreement;

(iii)    deposit any Common Stock in any voting trust or subject any Common Stock to any arrangement or agreement with respect to the voting of any Common Stock, other than any such voting trust, arrangement or agreement solely among any members of the Engine Group and otherwise in accordance with this Agreement;

(iv)   seek or encourage any person to submit nominations in furtherance of a “contested solicitation” for the election or removal of directors with respect to the Company or seek, encourage or take any other action with respect to the election or removal of any directors; provided, however, that nothing in this Agreement shall prevent any member of the Engine Group or their respective Affiliates or Associates from taking actions in furtherance of identifying director candidates in connection with the 2017 annual meeting of shareholders of the Company so long as such actions do not create a public disclosure obligation for any of the Parties, are undertaken on a basis reasonably designed to be confidential and are consistent with the past practices of the members of the Engine Group in such circumstances;

(v)    (A) make any proposal for consideration by shareholders at any annual or special meeting of the Company’s shareholders, (B) make any offer or proposal (with or without conditions) with respect to a merger, acquisition, recapitalization, restructuring, disposition or other business combination involving the Company, or encourage, initiate or support any third party in any such activity, (C) affirmatively solicit a third party to make an offer or proposal (with or without conditions) with respect to a merger, acquisition, recapitalization, restructuring, disposition or other business combination involving the Company, or knowingly encourage, initiate or support any third party in any such activity or (D) make any public communication or comment in opposition to any merger, acquisition, recapitalization, restructuring, disposition or other business combination involving the Company that has been approved by the Board;

(vi)   vote for any director or directors for election to the Board other than those nominated or supported by the Board;

(vii)  except in accordance with Section 1, seek, alone or in concert with others, representation on the Board;

(viii) except in accordance with Section 1, seek to advise, encourage, support or influence any person with respect to the voting or disposition of any securities of the Company at any annual or special meeting of the Company’s shareholders (other than such encouragement, support or influence that is consistent with the Company’s management or the Board’s recommendation in connection with such matter);

(ix)    call, seek to call, or to request the call of, a special meeting of the Company’s shareholders, or make a request for a list of the Company’s shareholders or for any books and records of the Company; provided, however, the New Appointees shall have the right to request stocklist materials or other books and records of the Company, provided that any such materials are requested solely in his or her capacity as a director of the Company;

(x)     acquire, announce an intention to acquire, offer or propose to acquire, or agree to acquire, directly or indirectly, by purchase or otherwise, beneficial ownership of any Common Stock of the Company representing in the aggregate (among all members of the Engine Group and each of their respective Affiliates and Associates) in excess of 9.9% of the Company’s then outstanding Common Stock (other than securities issued or purchased by the Company pursuant to a stock split, stock dividend, stock repurchase or similar corporate action initiated by the Company with respect to any Common Stock beneficially owned by the Engine Group on the date of this Agreement);

(xi)    other than through open market broker sale transactions where the identity of the purchaser is unknown, sell, offer or agree to sell, directly or indirectly, through swap or hedging transactions or otherwise, any security of the Company or any right decoupled from such underlying security to any third party that would result in such third party, together with its Affiliates and Associates, owning, controlling or otherwise having any beneficial or other ownership interest of 5% or more of the shares of Common Stock outstanding at such time, except in each case either (A) in a transaction approved by the Board or (B) to a third party who is entitled, and following such transaction continues to be entitled, to file statements on Schedule 13G pursuant to Rule 13d-1(b) or Rule 13d-1(c) under the Exchange Act; or

(xii)   make any request or submit any proposal to amend the terms of this Agreement other than through non-public communications with the Company that would not be reasonably determined to trigger public disclosure obligations for any Party.

(b)          Except as expressly provided in Section 1 or Section 2(a), each member of the Engine Group will be entitled to:

(i)      vote its shares on any other proposal unrelated to the election or removal of directors that is duly brought before the 2016 Annual Meeting; or

(ii)     disclose, publicly or otherwise, how it intends to vote or act with respect to any securities of the Company, any shareholder proposal or other matter to be voted on by the shareholders of the Company and the reasons therefore.

3.            Board Policies and Procedures.  Each of the New Appointees and any Replacement Appointee(s) shall comply with all policies, procedures, processes, codes, rules, standards and guidelines applicable to Board members, including the Company’s code of business conduct and ethics, securities trading policies, director confidentiality policies and corporate governance guidelines (as applicable). Each of the New Appointees and any Replacement Appointee(s) shall keep confidential all, and not disclose to any person (including any member of the Engine Group) any, (a) non-public information concerning or related to the Company or any of its Affiliates that is furnished or made available to any of the New Appointees or any Replacement Appointee(s) and (b) deliberations or discussions occurring in, or matters considered in, meetings of the Board or Board committees; provided, however, that the New Appointees and any Replacement Appointee(s) may disclose such information described in the foregoing clauses (a) and (b) to the other members of the Board and the officers, employees, agents, attorneys and advisors of the Company (subject, in all cases, to compliance with the applicable policies of the Company).  Each of the New Appointees and any Replacement Appointee(s) shall provide the Company with such information as is required to be disclosed under applicable law or stock exchange regulations, in each case, as promptly as practicable following the Company’s written request therefor.

4.            Representations and Warranties of the Company.  The Company represents and warrants to the Engine Group that (a) the Company has the corporate power and authority to execute this Agreement and to bind it thereto, (b) this Agreement has been duly and validly authorized, executed and delivered by the Company, constitutes a valid and binding obligation and agreement of the Company, and is enforceable against the Company in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles and (c) the execution, delivery and performance of this Agreement by the Company does not and will not (i) violate or conflict with any law, rule, regulation, order, judgment or decree applicable to the Company, or (ii) result in any breach or violation of or constitute a default (or an event which, with notice or lapse of time or both, could constitute such a breach, violation or default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document, agreement, contract, commitment, understanding or arrangement to which the Company is a party or by which it is bound.

5.            Representations and Warranties of the Engine Group and the New Appointees.

(a)           Each member of the Engine Group represents and warrants to the Company that (i) the authorized signatory of each member of the Engine Group set forth on the signature page hereto has the power and authority to execute this Agreement and any other documents or agreements to be entered into in connection with this Agreement and to bind it thereto, (ii) this Agreement has been duly authorized, executed and delivered by each member of the Engine Group, and is a valid and binding obligation of such member of the Engine Group, enforceable against such member of the Engine Group in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles, (iii) to the extent that any member of the Engine Group is a legal entity, the execution of this Agreement, the consummation of any of the transactions contemplated hereby, and the fulfillment of the terms hereof, in each case in accordance with the terms hereof, will not conflict with, or result in a breach or violation of the organizational documents of such member of the Engine Group as currently in effect, and (iv) the execution, delivery and performance of this Agreement by each member of the Engine Group does not and will not (A) violate or conflict with any law, rule, regulation, order, judgment or decree applicable to such member of the Engine Group, (B) violate or conflict with any agreement, arrangement or understanding among the members of the Engine Group, or (C) result in any breach or violation of or constitute a default (or an event which, with notice or lapse of time or both, could constitute such a breach, violation or default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document, agreement, contract, commitment, understanding or arrangement to which such member of the Engine Group is a party or by which it is bound.

(b)          Each of the New Appointees represents and warrants to the Company that (i) such New Appointee has the power and authority to execute this Agreement and any other documents or agreements to be entered into in connection with this Agreement and to bind such individual thereto, (ii) this Agreement has been duly authorized, executed and delivered by such New Appointee, and is a valid and binding obligation of such New Appointee, enforceable against such New Appointee in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles, and (iii) the execution, delivery and performance of this Agreement by such New Appointee does not and will not (A) violate or conflict with any law, rule, regulation, order, judgment or decree applicable to such New Appointee, (B) violate or conflict with any agreement, arrangement or understanding among the members of the Engine Group and such New Appointee, or (C) result in any breach or violation of or constitute a default (or an event which, with notice or lapse of time or both, could constitute such a breach, violation or default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any agreement, contract, commitment, understanding or arrangement to which such New Appointee is a party or by which it is bound.

(c)           The Engine Group represents and warrants to the Company that, as of the date of this Agreement, (i) the Engine Group is deemed to beneficially own, in the aggregate, 686,900 shares of Common Stock and (ii) no member of the Engine Group has had, and does not currently have, any right to acquire, any interest in any other securities of the Company (or any rights, options or other securities convertible into or exercisable or exchangeable (whether or not convertible, exercisable or exchangeable immediately or only after the passage of time or the occurrence of a specified event) for such securities or any rights or obligations measured by the price or value of any securities of the Company or any of its Affiliates, including any swaps or other derivative arrangements designed to produce economic benefits and risks that correspond to the ownership of Common Stock, whether or not any of the foregoing would give rise to beneficial ownership, and whether or not to be settled by delivery of Common Stock, payment of cash or by other consideration, and without regard to any short position under any such contract or arrangement).

6.            Mutual Non-Disparagement.  Subject to applicable law, each of the Parties covenants and agrees that, during the term of this Agreement or, if earlier, until such time as any member of Engine Group or any of the New Appointees (or any Replacement Appointee(s) thereof) (in the case of the Company) or the Company (in the case of a member of the Engine Group or any of the New Appointees (or any Replacement Appointee(s) thereof)) or any of their respective agents, subsidiaries, affiliates, successors, assigns, officers, key employees or directors shall have breached this Section 6, neither it nor any of its respective agents, subsidiaries, affiliates, successors, assigns, officers, key employees or directors, will in any way publicly disparage, call into disrepute, defame, slander or otherwise criticize the other Parties or such other Parties’ subsidiaries, affiliates, successors, assigns, officers (including any current officer of a Party or a Parties’ subsidiaries who no longer serves in such capacity following the execution of this Agreement), directors (including any current director of a Party or a Parties’ subsidiaries who no longer serves in such capacity following the execution of this Agreement), employees, shareholders, agents, attorneys or representatives, or any of their products or services, in any manner that would damage the business or reputation of such other Parties, their products or services or their subsidiaries, affiliates, successors, assigns, officers (or former officers), directors (or former directors), employees, shareholders, agents, attorneys or representatives.

7.            Press Release.  Promptly following the execution of this Agreement, the Company and the Engine Group will jointly issue a mutually agreeable press release (the “Mutual Press Release”) announcing certain terms of this Agreement, in the form attached hereto as Exhibit B.  Prior to the issuance of the Mutual Press Release, neither the Company nor any member of the Engine Group will issue any press release or public announcement regarding this Agreement without the prior written consent of Engine (in the case of the Company) or the Company (in the case of a member of the Engine Group).  Until the 2016 Annual Meeting, none of the Company, the New Appointees, any Replacement Appointee(s) or any other member of the Engine Group will make any public announcement or statement that is inconsistent with or contrary to the statements made in the Mutual Press Release, except as required by law or the rules of any stock exchange or with the prior written consent of Engine (in the case of the Company) or the Company (in the case of a member of the Engine Group or any of the New Appointees (or any Replacement Appointee(s) thereof)).

8.            Expenses.  The Company and the Engine Group shall be responsible for their own fees and expenses in connection with this Agreement and all matters relating hereto; provided, however, that the Company, promptly following its receipt from Engine after the date of this Agreement of a reasonably detailed invoice evidencing the Engine Group’s reasonable, documented out-of-pocket fees and expenses (including legal expenses) incurred in connection with seeking Board representation at the Company at the 2016 Annual Meeting and the negotiation and execution of this Agreement, shall reimburse the Engine Group for the amounts so incurred provided that such reimbursement shall not exceed $50,000 in the aggregate.

9.            Termination.  This Agreement will immediately and automatically terminate and no Party shall have any further right or obligation under this Agreement on January 1, 2017; provided, however, that Section 3, this Section 9 and Sections 10 through 16 shall survive any termination of this Agreement.

10.           Specific Performance.  Each of the Parties acknowledge and agree that irreparable injury to the other Parties would occur in the event any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that such injury would not be adequately compensable by the remedies available at law (including the payment of money damages).  It is accordingly agreed that Engine, on the one hand, and the Company, on the other hand (the “Moving Party”), will each be entitled to specific enforcement of, and injunctive relief to prevent any violation of, the terms hereof, and the other Parties will not take action, directly or indirectly, in opposition to the Moving Party seeking such relief on the grounds that any other remedy or relief is available at law or in equity.  This Section 10 is not the exclusive remedy for any violation of this Agreement.

11.           Severability.  If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement will remain in full force and effect and will in no way be affected, impaired or invalidated.  It is hereby stipulated and declared to be the intention of the Parties that the Parties would have executed the remaining terms, provisions, covenants and restrictions without including any of such which may be hereafter declared invalid, void or unenforceable.  In addition, the Parties agree to use their best efforts to agree upon and substitute a valid and enforceable term, provision, covenant or restriction for any of such that is held invalid, void or enforceable by a court of competent jurisdiction.

12.           Notices.  Any notices, consents, determinations, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (a) upon receipt, when delivered personally; (b) upon receipt, when sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party); or (c) one business day after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the party to receive the same.  The addresses and facsimile numbers for such communications are as follows:

If to the Company:

Sparton Corporation
425 N. Martingale Road, Suite 1000
Schaumburg, Illinois 60173
Attention:  Joseph J. Hartnett
Telephone: (847) 290-1891
Facsimile:   (847) 290-1892

with a copy (which will not constitute notice) to:

Mayer Brown LLP
71 South Wacker Drive
Chicago, Illinois 60606
Attention:  Frederick B. Thomas; Andrew J. Noreuil
Telephone:  (312) 782-0600
Facsimile:    (312) 706-8183

If to Engine or any member of the Engine Group:

Engine Capital, L.P.
1370 Broadway, 5th Floor
New York, New York 10018
Attention:  Arnaud Ajdler
Telephone:  (212) 321-0048
Facsimile:   (646) 380-1220

with a copy (which will not constitute notice) to:

Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, New York 10019
Attention:  Andrew M. Freedman
Telephone:  (212) 451-2250
Facsimile:    (212) 451-2222

13.           Applicable Law.  This Agreement will be governed by and construed and enforced in accordance with the laws of the State of Ohio without reference to the conflict of laws principles thereof.  Each of the Parties irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by any other Party or its successors or assigns, will be brought and determined exclusively in the state  courts of the State of Ohio, or the federal courts in the State of Ohio, and any state or federal appellate court therefrom. Each of the Parties hereby irrevocably submits, with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement in any court other than the aforesaid courts.  Each of the Parties hereby irrevocably waives, and agrees not to assert in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason, (b) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by applicable legal requirements, any claim that (i) the suit, action or proceeding in such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

14.           Entire Agreement; Amendment and Waiver; Successors and Assigns; Third Party Beneficiaries.  This Agreement contains the entire understanding of the Parties with respect to its subject matter.  There are no restrictions, agreements, promises, representations, warranties, covenants or undertakings between the Parties other than those expressly set forth herein.  No modifications of this Agreement can be made except in writing signed by an authorized representative of each of Engine (in the case of the Company) or the Company (in the case of a member of the Engine Group), except that the signature of an authorized representative of the Company will not be required to permit an Affiliate of any member of the Engine Group to agree to be a member of the Engine Group. No failure on the part of any Party to exercise, and no delay in exercising, any right, power or remedy hereunder will operate as a waiver thereof, nor will any single or partial exercise of such right, power or remedy by such Party preclude any other or further exercise thereof or the exercise of any other right, power or remedy.  All remedies hereunder are cumulative and are not exclusive of any other remedies provided by law.  The terms and conditions of this Agreement will be binding upon, inure to the benefit of, and be enforceable by the Parties and their respective successors, heirs, executors, legal representatives and permitted assigns.  No Party will assign this Agreement or any rights or obligations hereunder without the prior written consent of Engine (in the case of the Company) or the Company (in the case of a member of the Engine Group).

15.           Counterparts.  This Agreement may be executed in two or more counterparts, each of which will be considered one and the same agreement and will become effective when counterparts have been signed by each of the Parties and delivered to Engine (in the case of the Company) or the Company (in the case of a member of the Engine Group) (including by means of electronic delivery or facsimile).

[Signature Pages Follow]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized signatories of the Parties as of the date hereof.

THE COMPANY:

SPARTON CORPORATION

By:
Name:
Title:

THE ENGINE GROUP:

ENGINE CAPITAL, L.P.

By:	Engine Investments, LLC, General Partner

By:	/s/ Arnaud Ajdler
	Name:	Arnaud Ajdler
	Title:	Managing Member

ENGINE JET CAPITAL, L.P.

By:	Engine Investments, LLC, General Partner

By:	/s/ Arnaud Ajdler
	Name:	Arnaud Ajdler
	Title:	Managing Member

ENGINE CAPITAL MANAGEMENT, LLC

By:	/s/ Arnaud Ajdler
	Name:	Arnaud Ajdler
	Title:	Managing Member

ENGINE INVESTMENTS, LLC

By:	/s/ Arnaud Ajdler
	Name:	Arnaud Ajdler
	Title:	Managing Member

THE ENGINE GROUP (cont’d): /s/ Arnaud Ajdler
ARNAUD AJDLER

NORWOOD CAPITAL PARTNERS, LP

By:	Norwood Investment Partners, LP its General Partner

By:	/s/ Charles H. Hoeveler
	Name:	Charles H. Hoeveler
	Title:	Managing Partner

NORWOOD INVESTMENT PARTNERS, LP

By:	Norwood Investment Partners GP, LLC its General Partner

By:	/s/ Charles H. Hoeveler
	Name:	Charles H. Hoeveler
	Title:	Managing Member

NORWOOD INVESTMENT PARTNERS GP, LLC

By:	/s/ Charles H. Hoeveler
	Name:	Charles H. Hoeveler
	Title:	Managing Member

/s/ Charles H. Hoeveler
CHARLES H. HOEVELER

THE NEW APPOINTEES:

/s/ Alan L. Bazaar
ALAN L. BAZAAR

/s/ John A. Janitz
JOHN A. JANITZ

Exhibit A

Press Release

Sparton Corporation and Engine Capital Reach Agreement to Appoint Alan L. Bazaar and John A. Janitz to Company’s Board of Directors

Schaumburg, Ill.- May 4, 2016  Sparton Corporation (NASDAQ: SPA) (“Sparton” or the “Company”) today announced that it has entered into an agreement with Engine Capital, L.P., Norwood Capital Partners, LP and certain of their affiliates (the “Engine Group”) pursuant to which Alan L. Bazaar and John A. Janitz have been appointed to the Company’s Board of Directors, effective immediately. With these appointments, the Company’s Board of Directors will be expanded to eight directors, seven of whom are independent.  Furthermore, under the agreement, the Engine Group has agreed, among other things, to vote its shares in support of all of the Company’s director nominees, which will include both Messrs. Bazaar and Janitz, at the Company’s 2016 annual meeting of shareholders and to abide by customary standstill provisions until January 1, 2017.

Mr. Bazaar, 46, is Chief Executive Officer of Hollow Brook Wealth Management LLC, a wealth management firm based in New York City, Chairman of the Board of Directors of the NYSE-traded Wireless Telecom Group, Inc. and a member of the Board of Directors of the Nasdaq-traded Hudson Global, Inc. A Certified Public Accountant, he has more than 15 years of investment management experience and has served on several public and private company boards including Lojack Corporation, Media Sciences Inc., NTS Inc. and Airco Industries.

Mr. Janitz, 73, is Chairman and Co-Founding Partner of Evergreen Capital Partners, a financial advisor and investment manager. In this role he also serves as a senior advisor to the private equity firm The Gores Group, where he sources investment opportunities and advises on strategy, technology, manufacturing and operational matters in the industrial sector. Prior to forming Evergreen Capital Partners, Mr. Janitz served as Co-Managing Principal for Questor Partners Funds, a private equity turnaround fund. Mr. Janitz previously served as Chairman – Global Industrial Partners at Credit Suisse, as a member of the Board of Directors and Chief Operating Officer of NYSE-listed Textron, Inc., as President of Gulf & Western Manufacturing Co. and as Executive Vice President of global automotive technology company TRW Inc. He began his career at Ford Motor Company. Mr. Janitz is a director of NYSE-listed STR Holdings, Inc. and Eastman Kodak Company.

“We are pleased to have reached this agreement with Engine Capital and Norwood,” said Joseph Hartnett, Interim Chief Executive Officer and President of Sparton. “We look forward to working with the new independent directors, as we continue our process to maximize value for our shareholders.”

Arnaud Ajdler, Managing Partner of Engine Capital, stated, “We are pleased to have worked constructively with Sparton’s Board to add Alan Bazaar and John Janitz to the Board. We believe Alan and John’s background and track record will be highly relevant as part of the strategic process recently announced by Sparton.”

About Sparton Corporation
Sparton Corporation (NYSE:SPA), now in its 116th year, is a provider of complex and sophisticated electromechanical devices with capabilities that include concept development, industrial design, design and manufacturing engineering, production, distribution, field service, and refurbishment. The primary markets served are Medical & Biotechnology, Military & Aerospace, and Industrial & Commercial. Headquartered in Schaumburg, IL, Sparton currently has thirteen manufacturing locations and engineering design centers worldwide. Sparton's Web site may be accessed at www.sparton.com.

About Engine Capital
Engine Capital is a value-oriented special situations fund that invests both actively and passively in companies undergoing change.

Safe Harbor and Fair Disclosure Statement
Safe Harbor statement under the Private Securities Litigation Reform Act of 1995: To the extent any statements made in this release contain information that is not historical, these statements are essentially forward-looking and are subject to risks and uncertainties, including the difficulty of predicting future results, the regulatory environment, fluctuations in operating results and other risks detailed from time to time in Sparton’s filings with the Securities and Exchange Commission (SEC). The matters discussed in this press release may also involve risks and uncertainties concerning Sparton’s services described in Sparton’s filings with the SEC. In particular, see the risk factors described in Sparton’s most recent Form 10K and Form 10Q. Sparton assumes no obligation to update the forward-looking information contained in this press release.

Contact

Investors:
Institutional Marketing Services (IMS)
John Nesbett/Jennifer Belodeau, 203-972-9200
jnesbett@institutionalms.com

or

Company:
Sparton Corporation
Joseph McCormack, 847-762-5812
jmccormack@sparton.com